UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66832 / April 19, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14806

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In the Matter of

PROELITE, INC. and
UNIVERSAL GUARDIAN
   HOLDINGS, INC.

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ORDER MAKING FINDINGS AND
REVOKING REGISTRATION BY
DEFAULT AS TO UNIVERSAL
GUARDIAN HOLDINGS, INC. AND
SETTING SECOND PREHEARING
CONFERENCE AS TO PROELITE, INC.

        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 20, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that ProElite, Inc. (ProElite), and Universal Guardian Holdings, Inc. (Universal Guardian), each has a class of securities registered with the Commission and has not filed required periodic reports. ProElite and Universal Guardian were served with the OIP on March 22, and on March 29, 2012, respectively. Respondents were required to answer the OIP within ten days of service. OIP at 3; 17 C.F.R. § 201.220(b). Universal Guardian did not file an Answer.

        ProElite filed an Answer on April 5, 2012, and appeared at the prehearing conference on April 16, 2012. It acknowledges that it is delinquent in its periodic filings, and intends to make the filings and achieve compliance by May 15, 2012. Universal Guardian is in default because it did not file an Answer, did not participate in the prehearing conference, and did not otherwise defend the proceeding, and I deem the following allegations in the OIP to be true as to it. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Law

        Universal Guardian, Central Index Key No. 859916, is a Delaware corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Universal Guardian is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $12,102,808 for the prior six months. As of March 16, 2012, the common stock of Universal Guardian was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Universal Guardian is delinquent in its filings with the Commission, having repeatedly failed to meet its obligations to file timely periodic reports, and failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance.

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Universal Guardian has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Universal Guardian is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Universal Guardian Holdings, Inc., is hereby REVOKED.

I FURTHER ORDER that a second prehearing conference will be held on May 17, 2012, at 2:00 p.m. EDT to determine whether ProElite has filed its missing periodic reports.

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Brenda P. Murray
Chief Administrative Law Judge